
PROPERTY
LOCATION
CASSIAR
DEASE LAKE
FORT NELSON
FORT ST. JOHN
DAWSON CREEK
MACKENZIE
STEWART
PRINCE RUPERT
TERRACE
KITIMAT
SMITHERS
BURNS LAKE
MASSET
PRINCE GEORGE
QUESNEL
BELLA COOLA
WILLIAMS LAKE
FORT HARDY
CAMPBELL RIVER
POWELL RIVER
PORT ALBERNI
NANAIMO
VANCOUVER
VICTORIA
KAMLOOPS
SALMON ARM
VERNON
KELOWNA
PENTICTON
GOLDEN
REVELSTOKE
NELSON
TRAIL
KIMBERLEY
FERNIE
CRANBROOK
U. S. A.

PROFESSIONAL
PROVINCE OF
E. McCROSSAN
BRITISH COLUMBIA
GEOSCIENTIST

N

Q29 CLAIMS

LOCATION MAP

N.T.S. 92L/5 Nanaimo M.D., B.C.

0 100 200 400 KM.

Scale 1: 0,000,000	Date:
Drawn by:	Figure No.: 1